Exhibit 99.66

For Immediate Release	TSX: GVX
OTCBB: GVGDF

Grandview Gold Inc. Closes $605,000 Flow-Through Financing with MineralFields Group;
To Continue Red Lake Drilling to Verify Historic Resource at Dixie Lake Project

January 4, 2011 – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the “Company”) is pleased to announce that, it has closed a non-brokered private placement (the "Placement") with the MineralFields Group. The Placement resulted in the issuance by Grandview of a total of 8,066,666 flow-through units in the capital of Grandview (the “Flow-Through Units”) at a purchase price of $0.075 (CAD) per Flow-Through Unit for gross proceeds to Grandview of $605,000. Each Flow-Through Unit consists of one common share of Grandview issued on a flow-through basis and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of Grandview on a non-flow-through basis at a price of $0.15 for the first 12 months following issuance and at $0.20 for the second twelve months.

In connection with the Placement, the Company paid eligible persons (the "Finders") a cash fee of 6.0% of the gross proceeds raised through each Finder under the Offering and also issued finder's warrants (each a "Finder's Warrant") equal to 7.5% of the total number of Flow-Through Units placed by such Finders. Each Finder's Warrant entitles the holder to acquire one unit (each a "Finder's Unit" and collectively the "Finder's Units") with each Finder's Unit being comprised of one common share of the Company on a non-flow-though basis and one-half of one Warrant on the same terms as above, expiring December 31, 2012. On closing, the Company paid $36,300.00 in cash fees to the Finders and issued 604,999 Finder's Warrants to the Finders. In addition, Grandview also paid a cash diligence fee of $10,254.75 in connection with the Placement.

“The Company will use the proceeds of this financing for continuation of drilling at our Dixie Lake Property in the Red Lake Gold District,” says Grandview President & CEO Paul Sarjeant. “The program is intended to bring a historic non-43-101 mineral resource of 1.1 million short tons at 0.1 ounces per ton estimated by Teck Exploration Ltd (1989-90) to 43-101 compliance, and also pursue down-dip extensions of the 88-4 and 88-4 West Zones which assayed highly prospectively during our 2008 and 2009 drill programs.

At Grandview’s near-term gold-producing property, Giulianita, in Piura, Peru, the Company’s South American team continues working with local authorities and community groups, strengthening relationships and evolving the environmental and geological assessment protocols necessary for sustainable development of the project. “It is our goal to implement our small-scale mines model as soon as possible in the new year, and move closer to a cash-flow-positive environment to help fund Canadian exploration programs, including a geophysics program at our Sanshaw-Bonanza Property, contiguous to the west and southern boundary of the Red Lake Gold Mines Limited/Premiere Gold Mines Limited Rahill-Bonanza JV property.” In the interim, this flow-thru financing should help us establish a 43-101 compliant resource at Dixie Lake, and improve the net asset value of the Company,” adds Mr. Sarjeant.

The securities issued pursuant to the Placement will all be subject to a four (4) month statutory hold period commencing from the date of issuance. All proceeds raised from the sale of Flow-Through Units will be used by the Company to finance qualified Canadian exploration and development expenditures on its Canadian resource properties.

About Dixie Lake

Grandview has an option agreement with Fronteer Development Group and has earned a 67% interest in the 1,664 hectare Dixie Lake property located 16 miles south of Goldcorp's Red Lake Mine. The Property has an established gold resource (Teck, 1989), estimating a tonnage for the 88-4 zone of 1.1 million tons grading 0.10 ounces gold per ton. This gold resource included high grade intercepts up to 15.60 g/t gold over 2.83m (from DL89-09) at depths of less than 50m. Grandview has not completed the work required to verify this historical estimate and is not treating this historical estimate as being compliant with current standards under 43-101 and as such this historical estimate should not be relied upon.

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management), based in Toronto, Vancouver, Montreal and Calgary, is a mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds (including the Pathway Multi Series Fund Inc. corporate-class mutual fund series). Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities ® (a division of Limited Market Dealer Inc.) is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, and offers investment banking, mergers and acquisitions, and mining industry consulting, services to resource companies. MineralFields and Pathway have financed several hundred mining and oil and gas exploration companies to date through First Canadian Securities ®.

About Grandview Gold Inc.
Grandview Gold Inc is a gold exploration company focused on creating value for shareholders by balancing sustainable small-scale mine development and gold production, with traditional major gold camp exploration. Details of Grandview Gold’s projects are available on the Company’s website.

For further information, please contact Paul Sarjeant at 416.486.3444, or visit www.grandviewgold.com.

This is not an offer for sale, or a solicitation of an offer to buy, in the United States or to any US Person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act") of any equity shares or any other securities of Grandview Gold Inc. Securities ("securities") of Grandview Gold Inc. are traded on the Toronto Stock Exchange (TSX) and on the OTC BB. This does not constitute, and should not be construed as, "general solicitation or general advertising" as defined under Regulation D of the Securities Act, or "directed selling efforts" under Regulation S of the Securities Act.